Filed by Aurora Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 and
Rule 14d-2(b) under the Securities Exchange Act of 1934
Subject Company: Aurora Acquisition Corp.
(Commission File No. 001-40143)
Date: July 31, 2023
SUBJ: [PLEASE READ]: Going Effective: What You Need to Know
As Vishal announced, the registration statement for our business combination with Aurora Acquisition Corp. (NASDAQ:AURC) (“Aurora”) has been declared effective. You will receive information concerning the merger in the next few weeks as shareholders of Better and Aurora vote to approve the business combination. Once approval is obtained, we are one step closer to Aurora and Better Holdco, Inc. combining to become a new publicly traded company called Better Home and Finance Holding Company (“BHFHC”). This business combination and BHFHC’s listing as a public company will trigger important changes to how your Better equity is held and managed. One important change is that UBS will replace Carta as our equity management platform following our public listing. We have chosen Computershare to act as our transfer and exchange agent. Read on for details.

Here’s what’s happening:
•Computershare will facilitate the exchange of your Better Holdco, Inc. shares for shares of BHFHC. Computershare will also serve as transfer agent for BHFHC shares after the public listing.
•The UBS One Source platform will replace Carta as our equity management platform.

WHAT CAN YOU EXPECT IN THE NEAR TERM?
Computershare: You will receive communications about the following:
•In connection with the closing of the business combination: Computershare will send shareholders a notice that they will receive shares of BHFHC common stock as consideration for their Better Holdco, Inc. shares.
•As a general matter, the vast majority of Better stockholders will be deemed to have automatically elected, and will receive, BHFHC Class B common stock at the Closing, which can thereafter be converted into BHFHC Class A common stock upon a holder’s request to BHFHC’s transfer agent, Computershare.
◦Each share of BHFHC Class A common stock entitles the holder to one vote per share, and will be tradeable on Nasdaq.
Each share of BHFHC Class B entitles the holder to three votes per share, and will NOT tradeable on the Nasdaq exchange, but will be convertible on a one-for-one basis with BHFHC Class A common stock.
•Computershare will provide login instructions for their web portal. Shareholders must return the required forms to Computershare via the portal in order to convert BHFHC Class B common stock into BHFHC Class A common stock.
•For the avoidance of doubt, if you only hold unvested options or RSUs, you will not receive the notice from Computershare. You will however receive information from Computershare on when you will have the opportunity in the future to receive Class B shares or convert those shares to Class A shares. Please note that your equity award will retain terms similar to those you have now after the business combination.

WHAT DOES THE COMPANY NEED FROM YOU?
•Attend upcoming equity information session(s)
•When contacted, vote as a stockholder of Better HoldCo, Inc. on the business combination.
The UBS One Source platform: Following our public listing, UBS One Source will replace Carta as our equity management platform.
•PLEASE NOTE: you will continue to have access to Carta as an account holder.
As we continue through this process, you will receive an e-mail containing additional information about activating your account on the UBS One Source secure website. In addition to account activation, this website will offer convenient access to your stock plan account details.
No action is required of you now. Better HoldCo, Inc. or Computershare will be in touch with further communications in advance of our public listing.
WHAT’S NEXT?
Equity Office Hours. We’ll host Equity Office Hours on an ongoing basis to dive into details about these changes and everything you need to know as we prepare to list. Meeting invites will be added to calendars. If you have any questions - please reach out to the Better Equity Team (equity@better.com).
Thank you for your attention to these critical updates.
Paula Tuffin
General Counsel

Important Information for Investors and Shareholders
This communication relates to the business combination between Aurora Acquisition Corp. and Better HoldCo, Inc. (the “Business Combination”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Aurora has filed with the U.S. Securities and Exchange Commission (“SEC”), a registration statement on Form S-4, which includes a proxy statement/prospectus in connection with the Business Combination. A definitive proxy statement/prospectus will be sent to all Aurora shareholders. Aurora also will file other documents regarding the Business Combination with the SEC. Before making any voting decision, investors and security holders of Aurora are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Business Combination or information included herein.
Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Aurora through the website maintained by the SEC at www.sec.gov. The documents filed by Aurora with the SEC also may be obtained free of charge at Aurora’s website at https://aurora-acquisition.com/ or upon written request to Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785.
Participants in the Solicitation
Aurora and its directors and executive officers may be deemed participants in the solicitation of proxies from Aurora’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Aurora is contained in Aurora’s registration statement on Form S-4, which was initially filed with the SEC on August 3, 2021 and declared effective on July 27, 2023, Aurora’s Annual Report on Form 10-K filed with the SEC on April 17, 2023, any subsequent Quarterly Report on Form 10-Q filed with the SEC and in the other reports Aurora files with the SEC, including the registration statement, each of which is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785. Better and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Aurora in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the registration statement.

Forward Looking Statements
This communication only speaks at the date hereof and contains, and related discussions may contain, “forward-looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of Aurora, Better or their respective officers with respect to future events and plans of Aurora and Better. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology. Forward-looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could” or “would” or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond Aurora’s and Better’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Better is experiencing significant changes within the mortgage lending and servicing ecosystem which have magnified such uncertainties. In the past, actual results have differed from those suggested by forward-looking statements and this may happen again. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, Better’s performance, capabilities, strategy, and outlook; our expectations regarding the sustainability of Better’s rapid growth and its ability to manage its growth effectively; the demand for Better’s solutions and products and services, including the size of Better’s addressable market, market share, and market trends; Better’s ability to operate under and maintain Better’s business model; Better’s ability to develop and protect its brand; our expectations regarding financial performance including Better’s operational and financial targets; our estimates regarding expenses, future revenue, capital requirements and Better’s need for additional financing; the degree of business and financial risk associated with certain of Better’s loans; the high volatility in, or any inaccuracies in the estimates of, the value of Better’s assets; any changes in macro-economic conditions and in U.S. residential real estate market conditions, including changes in prevailing interest rates or monetary policies; Better’s expectations regarding Better’s business including the volume of consumers refinancing existing loans, Better’s ability to produce loans, liquidity and employees; Better’s competitive position; Better’s ability to improve and expand its information technology and financial infrastructure, security and compliance requirements and operating and administrative systems; Better’s future investments in its technology and operations; Better’s intellectual property position, including its ability to maintain, protect and enhance Better’s intellectual property; the need to hire additional personnel and Better’s ability to attract and retain such personnel; Better’s ability to obtain additional capital and maintain cash flow or obtain adequate financing or financing on terms satisfactory to it; the effects of Better’s existing and future indebtedness on its liquidity and Better’s ability to operate our business; our expectations concerning relationships with third parties; the impact of laws and regulations and Better’s ability to comply with such laws and regulations including laws and regulations relating to fair lending, real estate brokerage matters, title and settlement services, consumer protection, advertising, tax, title insurance, loan production and servicing activities, data privacy, and anti-corruption; any changes in certain U.S. government-sponsored entities and government agencies, including Fannie Mae, Freddie Mac, Ginnie Mae and the FHA; Aurora’s expectations regarding the period during which it will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and Better’s anticipated use of existing resources and the proceeds from the Business Combination.
There may be other risks not presently known to Aurora, Better or their respective officers or that Aurora, Better or their respective officers presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a representation by Aurora, Better, or their respective officers or any other person that the objectives and plans set forth in this communication will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, Aurora and Better each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.
No Offer or Solicitation
This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, and otherwise in accordance with applicable law.